

Mail Stop 3561

December 22, 2009

Via Fax & U.S. Mail

Mr. Zhi Chen, Chief Executive Officer
China TopReach Inc.
6th Floor, Hua Fu Tower
121 Gu Tian Avenue
Fuzhou City, China 350001

> **Re: China TopReach Inc.**
> **Form 20-F for the year ended December 31, 2008**
> **Filed June 2, 2009**
> **File No. 000-52416**

Dear Mr. Chen:

We have reviewed your response letter dated December 1, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2008

Unaudited Pro Forma Consolidated Financial Statements, page 57
Pro Forma Adjustments, page 57

1.   We note that based solely on common stock outstanding, OMH was the accounting acquirer in the January 27, 2009 reverse merger transaction. However, per paragraph ASC Topic 805-10-55-12a, in determining the acquirer, existing warrants should be considered. In this regard, we note from your response to our prior comment 1 that 5,913,500 warrants continued to be held by China Growth's Management Team and the public warrant holders after the recapitalization   Also we note from your response dated July 29, 2009 that the warrants are "in the money" based on an average stock price of $7.57 and an exercise price of $6.00. Given these facts, please tell us what consideration was given to the outstanding warrants when determining that OMH was the accounting acquirer in the reverse merger transaction on January 27, 2009. We may have further comment upon receipt of your response.

2.   In a related matter, out of the 5,913,500 outstanding warrants, please tell us as of the current date, how many have been exercised.

Olympia Media Holdings Ltd. Financial Statements, page F-19
Consolidated Statements of Cash Flows, page F-24

3.   We note your proposed revised disclosures in response to our prior comment 2. Please revise to include disclosure concerning the nature of the error that previously existed in the financial statements with regards to misclassification of the deposits in the cash flow statement and include the proposed language concerning the reclassification. Refer to ASC Topic 250-10-50-7.

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You may contact Heather Clark at 202-551-3624 or Jeffrey Jaramillo at 202-551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

                                    Sincerely,

                                    Linda Cvrkel
                                    Branch Chief